July 29, 2008

VIA EDGAR AND COURIER

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.

Washington, D.C. 20549

Amendment No. 3 to
Registration Statement on Form S-4
of Granahan McCourt Acquisition Corporation

File No. 333-150848

Dear Mr. Spirgel:

On behalf of Granahan McCourt Acquisition Corporation (the “Company”), in connection with the registration of shares of the Company’s common stock and the solicitation by the Company of proxies from holders of its common stock relating to a special meeting of the Company’s shareholders to approve, among other things, the proposed merger of a subsidiary of the Company with and into Pro Brand International, Inc. (“PBI”), we have electronically transmitted for filing with the Securities and Exchange Commission (the “SEC”) in electronic format pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, Amendment No. 3 to the Company’s above-referenced Registration Statement, which we have marked to show changes from Amendment No. 2 to the Company’s Registration Statement, as filed on July 17, 2008.

The changes reflected in Amendment No. 3 to the Registration Statement include those made in response to the comments of the Staff of the SEC set forth in the Staff’s comment later dated July 24, 2008, as well as other updates.

Set forth below are the Company’s responses to the comments raised in your letter.  For your convenience, we have repeated each of your numbered comments followed by our responses.  For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 3.  All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, as amended.   Page references are generally not given when the changes appear throughout the prospectus.  References throughout this letter to “we”, “us”, “our” and “GMAC” are to the Company.

The Merger Proposal, page 52

Due Diligence, page 70

1.              We note your response to comment seven in our letter dated July 8, 2008.  It appears that the only analysis conducted by the GMAC board regarding whether the fair value of PBI is at least equal to 80% of GMAC’s net assets is its analysis that the consideration being paid exceeds 80% of GMAC’s net assets.  Please provide a separate subsection that discusses the GMAC board’s determination that the 80% test is met and clearly disclose, if true, that the board only considered the value of the consideration to be paid and Houlihan Smith’s fairness opinion in making its determination that the 80% test is satisfied. .

In the various valuation analyses conducted by GMAC’s board of directors, including discounted cash flow, trading performance of comparable companies, and precedent transactions, the board concluded that the total consideration being paid for PBI was within to below most of the range of outputs regarding its valuation and was even more favorable on a growth-adjusted basis, and concluded that the valuation was fair and attractive based on each of these valuation analyses.  In evaluating the 80% test, GMAC’s board of directors referred to all of these analyses, but determined that the most conservative approach was to examine whether the initial consideration of $75 million, excluding potential earnout payments, exceeded 80% of the net asset value of GMAC, excluding the IPO underwriter’s deferred discount.  This was the most conservative approach because the other valuation analyses resulted in values in excess of the initial consideration of $75 million.  We have modified the disclosure to clarify that GMAC’s board of directors primarily relied on the initial consideration valuation because it was the most conservative methodology, but also examined how the valuation analyses conducted compared to the 80% net asset value test, and that, in each case, the 80% test was met.  As disclosed, GMAC’s board of directors also referred to the fairness opinion of Houlihan Smith, which also determined that the 80% test was met based on the initial consideration of $75 million.   Please see pages 71-72.

Material Federal Income Tax Considerations….page 85

2.              We note the revisions made in response to comment 12 in our letter dated July 8, 2008.  Please also revise the corresponding summary section titled “Material Federal Income Tax Considerations” on page 19.

We have revised the disclosure as requested.  Please see page 19.

Security Ownership of Certain Beneficial Owners…Following the Merger, page 180

3.              Please provide disclose addressing the increase in beneficial ownership of the former PBI officers and directors listed in the table if the maximum number of shares are issued as earnout payments.

We have revised the disclosure as requested.  Please see page 181.

Pro Brand International Inc. and Subsidiaries Financial Statements

4.              We refer to your response to comment 30 in our letter dated July 8, 2008.  It does not appear that you labeled your consolidated statement of income and consolidated statement of cash flows as restated.  Please revise or advise.

We have labeled PBI’s consolidated statement of income and consolidated statement of cash flows as restated as requested, except for the consolidated statement of income for fiscal year 2005 which had not been actually restated.

Should you have any questions or need additional information, please contact me at (212) 909-7441, Peter J. Lougran at (212) 909-6375 or Michael J. Gillespie at (212) 909-6463.

Very truly yours,

Anne C. Meyer

cc:	Securities and Exchange Commission
Jay Knight
Inessa Kessman

cc:	Pro Brand International, Inc.
Philip M. Shou

cc:	Kilpatrick Stockton LLP
Benjamin Barkley
Michael J. Delaney